TransConTM PTH Clinical Development Update September 29, 2020 All product candidates are investigational. For investor communication only. Not for use in promotion or product commercialisation. Exhibit 99.1

Cautionary Note On Forward-Looking Statements This presentation contains forward-looking statements. All statements other than statements of historical facts contained in this presentation, such as statements regarding our future results of operations and financial position, including our business strategy, prospective products, availability of funding, clinical trial results, product approvals and regulatory pathways, collaborations, licensing or other arrangements, the scope, progress, results and costs of developing our product candidates or any other future product candidates, the potential market size and size of the potential patient populations for our product candidates, timing and likelihood of success, plans and objectives of management for future operations, the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates, and future results of current and anticipated products, are forward-looking statements. These forward-looking statements are based on our current expectations and beliefs, as well as assumptions concerning future events. These statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties and other factors are more fully described in our reports filed with or submitted to the Securities and Exchange Commission, including, without limitation, our most recent Annual Report on Form 20-F filed with the SEC on April 3, 2020 particularly in the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. In light of the significant uncertainties in our forward-looking statements, you should not place undue reliance on these statements or regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified timeframe, or at all. Any forward-looking statement made by us in this presentation speaks only as of the date of this presentation and represents our estimates and assumptions only as of the date of this presentation. Except as required by law, we assume no obligation to update these statements publicly, whether as a result of new information, future events, changed circumstances or otherwise after the date of this presentation. This presentation concerns product candidates that are or have been under clinical investigation and which have not yet been approved for marketing by the U.S. Food and Drug Administration, European Medicines Agency or other foreign regulatory authorities. These product candidates are currently limited by U.S. Federal law to investigational use, and no representations are made as to their safety or effectiveness for the purposes for which they are being investigated. Ascendis, Ascendis Pharma, the Ascendis Pharma logo, the company logo and TransCon are trademarks owned by the Ascendis Pharma Group. ©September 2020 Ascendis Pharma A/S.

TransCon PTH Overview

- Preliminary PaTH Forward OLE data at month 6 support TransCon PTH as a potential hormone replacement therapy for adult HP
  - Eliminated standard of care[1] with a well-tolerated once daily injection
  - Normalized mean SF-36 quality-of-life scores on all summary and subdomains
  - Normalized mean 24-hour urine calcium, a key marker of long-term safety
- IND amendment filed for phase 3 PaTHway Trial of TransCon PTH compared to placebo; European filings in preparation
  - Based on feedback from U.S. and European regulatory authorities
  - Randomized, double-blind, placebo-controlled trial of 76 adults with chronic hypoparathyroidism randomized 3:1 (TransCon PTH:placebo) with an open-label extension period
  - Well-powered to achieve primary composite endpoint of proportion of subjects with: (1) serum calcium in the normal range, and (2) independence from active vitamin D, and (3) calcium supplement dose ≤600 mg/day
- Conclusions
  - TransCon PTH was well-tolerated during 6 months of treatment with no treatment-related serious or severe TEAEs
  - TransCon PTH demonstrated ability to eliminate standard of care, reduce 24-hour urine calcium and maintain serum calcium well into the normal range at 6 months
  - 86% of PaTH Forward OLE subjects had (1) normal serum calcium, and (2) were not taking active vitamin D, and (3) were taking ≤600 mg of calcium per day at 6 months

Preliminary PaTH Forward OLE 6-month data.
[1]Not taking active vitamin D and taking ≤500 mg/day of calcium supplements

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Preliminary PaTH Forward Open-Label Extension (OLE) Data at Month 6

- TransCon PTH eliminated standard of care[1] in 91% of subjects
- TransCon PTH demonstrated significant reduction in urinary calcium
  - 86% of subjects had 24-hour urine calcium in the normal range or 50% reduction from baseline
  - Mean 24-hour urine calcium fell by 57% from 415 mg at baseline in all groups to 178 mg after 6 months
- TransCon PTH demonstrated normalization of quality of life as measured by mean SF-36 scores
- TransCon PTH demonstrated a strong response on composite endpoints
  - 71% of subjects responded to composite of (1) normal serum calcium, (2) off vitamin D, (3) taking ≤500 mg calcium, and (4) 24-hour urine calcium in the normal range or 50% reduction from baseline
  - 86% of subjects (1) had normal serum calcium, (2) were off vitamin D, and (3) were taking ≤600 mg calcium
- All doses of TransCon PTH were well-tolerated
  - No treatment-related serious or severe adverse events occurred, and no treatment-emergent adverse events (TEAEs) led to discontinuation of study drug
  - No new safety signals identified in the open label extension portion of the study
- 58 subjects continue in open-label extension beyond 6 months

Preliminary PaTH Forward OLE data at 6 months support TransCon PTH as a potential hormone replacement therapy for adult HP

Preliminary PaTH Forward OLE 6-month data.
[1]Not taking active vitamin D and taking ≤500 mg/day of calcium supplements

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All product candidates are investigational. For investor communication only. Not for use in promotion or product commercialisation.

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TransCon PTH Phase 2 Trial Design

PaTHForward TRIAL

59 adult subjects with HP currently receiving standard of care (active vitamin D + calcium)


Screening
≤4 weeks
RANDOMIZATION
Double-Blinded Treatment (4 weeks)
TransCon PTH 15 µg/day
TransCon PTH 18 µg/day
TransCon PTH 21 µg/day
Placebo
ALL SUBJECTS
Open-Label Extension
TransCon PTH Titration & SoC Optimization
Individualized Dosing
TransCon PTH Individual Dosing (6–30 µg/day)

Primary Composite Endpoint (4 weeks)

Proportion of subjects with:

- Normal serum calcium; ***and***
- Normal FECa (or at least 50% decrease from baseline); ***and***
- Off active vitamin D; ***and***
- Taking ≤1,000 mg/day calcium

Key Secondary Endpoints (4 weeks)

- Primary composite ***and*** taking ≤500 mg/day calcium

Additional Endpoints ≥4 weeks

- PRO measures (including HPES and SF-36)
- Nephrolithiasis, nephrocalcinosis, vascular calcification, ER/urgent care visits and hospitalizations
- BMD and TBS by DXA, bone turnover markers, 24-hour urine calcium excretion (in extension only)

PRO = Patient-reported Outcome. HPES = Hypoparathyroidism Patient Experience Scale. BMD = Bone Mineral Density. TBS =Trabecular Bone Score. DXA = Dual-Energy X-Ray Absorptiometry. FECa = Fractional Excretion of Calcium.

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PaTH Forward Demographics and Baseline Characteristics Preliminary PaTH Forward OLE 6-month data. Total (N=59) Age (years) (n) 59 Mean (SD) 50 (12) Age Group (years) – n (%) <30 3 (5) ≥30 – <65 51 (86) ≥65 5 (9) Sex at Birth n (%) Female 48 (81) Body Mass Index (kg/m2) (n) 59 Mean (SD) 28 (4) Menopausal Status – n (%) 48 Postmenopausal 17 (35)

PaTH Forward Demographics and Baseline Characteristics Preliminary PaTH Forward OLE 6-month data. Total (N=59) Race – n (%) American Indian or Alaska Native 0 Asian 2 (3) Black or African American 0 Native Hawaiian or Other Pacific Islander 0 White 54 (92) Unknown 0 Other 3 (5) Geographic Region – n (%) North America 38 (64) Europe 21 (36)

PaTH Forward HP Disease Characteristics and History Total (N=59) Cause of Hypoparathyroidism (HP) Acquired from neck surgery 47 Autoimmune disease 1 Idiopathic disease 11 Duration of HP (Years) Mean 12 Min, Max 1, 39 Renal Insufficiency History 5 Kidney Stones History 8 Ectopic Calcifications History 1 Vascular Calcifications History 0 Brain Calcification History 0 Cataract History 0 Seizure History 2 Preliminary PaTH Forward OLE 6-month data.

PaTH Forward Baseline HP Supplements Preliminary PaTH Forward OLE 6-month data. 2 subjects did not have eDiary information confirmed by prescription information. HP Supplements at Baseline collected by eDiary/Total Daily Dose (TDD) Total (N=59) Calcium /TDD (mg) (n) 59 Mean 2079 Min, Max 500, 8000 Calcium Category, n (%) ≤2000 mg TDD 37 (63) >2000 mg TDD 22 (37) Calcitriol (Active Vitamin D) /TDD (µg) (n) 45 Mean 0.794 Min, Max 0.25, 3.00 Alfacalcidol (Active Vitamin D) /TDD (µg) (n) 13 Mean 2.38 Min, Max 1.0, 4.0

PaTH Forward Baseline of Spot FECa & Albumin-Adjusted sCa Preliminary PaTH Forward OLE 6-month data. Lab Summary at Baseline Total (N=59) Albumin-Adjusted sCa (mg/dL) (n) 59 Mean (SD) 8.8 (0.80) Spot AM FECa (%) (n) 59 Mean (SD) 2.6 (1.3) Spot AM FECa normal (≤2%) baseline, n (%) 25 (42)

PaTH Forward OLE Overall TEAE Summary Preliminary PaTH Forward OLE 6-month data. Percentages are calculated based on the number of subjects in the Safety Population. In the severity categories, subjects are displayed for the highest severity only. An AE is considered a TEAE if it occurred after the first dose of TransCon PTH.   TransCon PTH/ TransCon PTH (N=44) Placebo/ TransCon PTH (N=15) All TransCon PTH (N=59) Subjects With – n (%)       Treatment-Emergent Adverse Events (TEAE) 27 (61) 10 (67) 37 (63) Serious TEAE 0 2 (13) 2 (3.4) Severity       Severe TEAE 0 1 (6.7) 1 (1.7) Moderate TEAE 6 (14) 3 (20) 9 (15) Mild TEAE 21 (48) 6 (40) 27 (46) Related TEAE 10 (23) 4 (27) 14 (24) Serious Related TEAE 0 0 0 TEAE Related to Hyper- or Hypocalcemia Leading to ER/Urgent Care Visit and/or Hospitalization 0 0 0 TEAE Leading to Discontinuation of Study Drug 0 0 0 TEAE Leading to Discontinuation of Trial 0 0 0 TEAE Leading to Death 0 0 0

Preliminary PaTH Forward OLE Safety Summary

PaTHforward TRIAL

- TransCon PTH was well-tolerated
- 58 subjects continue in open label extension beyond 6 months
- No drug-related serious TEAEs were reported
- No TEAEs leading to discontinuation of study drug
- TEAEs with TransCon PTH reflect known PTH pharmacology
- Injections were well-tolerated using pen injector planned for commercial presentation
- No new safety signals identified in the open label extension portion of the study

No subjects had PTH treatment-emergent adverse events related to Hyper- or Hypocalcemia leading to ER/urgent care visit and/or hospitalization

12 | Preliminary PaTH Forward OLE 6-month data.

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PaTH Forward OLE Distribution of Doses at Month 6 Preliminary PaTH Forward OLE 6-month data. Dose level (µg/day) Number of patients At month 6 in PaTH Forward At month 6 of PaTH Forward, subjects used all available doses of TransCon PTH, with a mean of 18 µg/day

PaTH Forward OLE Overall Compliance with Dosing Preliminary PaTH Forward OLE 6-month data. Study drug compliance is calculated as: (Total number of actual TransCon PTH doses/total number of planned doses)* 100.   TransCon PTH (n=44) Placebo/TransCon (n=15) All TransCon PTH (n=59) Compliance (%) Mean 99.7 99.8 99.7 SD, SE 10.6, 0.16 0.39, 0.10 0.94, 0.12 Median 100.0 100.0 100.0 Min, Max 93,100 99,100 93,100 Compliance with dosing ≤80% 0 0 0 >80% to ≤90% 0 0 0 >90% 100% 100% 100% Overall compliance with once-daily TransCon PTH was almost 100%

Preliminary PaTH Forward OLE 6-month data *Not taking active vitamin D and ≤500 mg/day of calcium supplements Number of Subjects Meeting Each Component TransCon PTH/TransCon PTH (N=44) Placebo/TransCon PTH (n=15) All TransCon PTH (N=59) The number of subjects reached 6 month visit 44 14 58 Active vitamin D = 0 mcg day 44 (100%) 14 (100%) 58 (100%) Calcium ≤1000 mg/day 41 (93%) 14 (100%) 55 (95%) Calcium ≤500 mg/day 40 (91%) 13 (93%) 53 (91%) Calcium = 0 mg/day 33 (75%) 11 (79%) 44 (76%) Active vitamin D = 0 and Calcium = 0 mg/day 33 (75%) 11 (79%) 44 (76%) Active vitamin D = 0 and Calcium ≤500 mg/day 40 (91%) 13 (93%) 53 (91%) The percentages are calculated based on the number of subjects with 6-month visit. 9 out of 10 subjects were able to eliminate standard of care* 8 of 10 subjects were able to eliminate all supplements PaTH Forward OLE Elimination of Standard of Care at Month 6

OLE starts PaTH Forward OLE Mean Active Vitamin D Dose TransCon PTH enabled discontinuation of active vitamin D within two weeks of treatment initiation Preliminary PaTH Forward OLE 6-month data Mean Active Vitamin D Dose µg/day (± SE) Weeks

OLE starts PaTH Forward OLE Mean Calcium Supplement Dose TransCon PTH enabled rapid and continuous calcium supplement reduction over 6-month study period Preliminary PaTH Forward OLE 6-month data. Mean Calcium Dose mg/day (± SE) Weeks

Mean Calcium Corrected for Albumin mg/dL (± SE) PaTH Forward OLE Mean Serum Calcium and Mean 24-Hour Urine Calcium Preliminary PaTH Forward OLE 6-month data. Mean 24-hour Urine Calcium mg/24hr Normal (men) Normal (women) Mean 24-hour urine calcium normalized while maintaining normal mean serum calcium Mean Serum Calcium Mean 24-hour Urine Calcium Normal range Weeks

PaTH Forward OLE Mean 24-Hour Urine Calcium at Month 6 Preliminary PaTH Forward OLE 6-month data.  Parameter (unit) Visit Statistics TransCon PTH/ TransCon PTH (N=44) Placebo/ TransCon PTH (N=15) All TransCon PTH (N=59) 24-Hour Urine Calcium (mg/24 hr)       Baseline – n 39 11 50 Mean (SD) 425 (200) 440 (162) 428 (191)         6 Month – n 36 8 44 Baseline       Mean (SD) 419 (198) 395 (148) 415 (189)         Observed       Mean (SD) 167 (98) 226 (107) 178 (101)         Change from Baseline       Mean (SD) -252 (200) -169 (194) -237 (199) At each post-baseline visit, only data from subjects with both baseline and the corresponding visit values available are used to compute the statistical summaries Mean 24-hour urine calcium decreased 57% while maintaining normal mean serum calcium

PaTH Forward OLE Mean Spot AM FECa at Month 6 Preliminary PaTH Forward OLE 6-month data. At each post-baseline visit, only data from subjects with both baseline and the corresponding visit values available are used to compute the statistical summaries.  Parameter (unit) Visit Statistics TransCon PTH/ TransCon PTH (N=44) Placebo/ TransCon PTH (N=15) All TransCon PTH (N=59) Spot AM FECa (%)       Baseline – n 44 15 59 Mean (SD) 2.8 (1.4) 2.2 (0.8) 2.6 (1.3)         6 Month – n 33 9 42 Baseline       Mean (SD) 2.9 (1.4) 2.5 (0.7) 2.8 (1.3)         Observed       Mean (SD) 1.5 (1.0) 1.5 (0.6) 1.5 (1.0)         Change from Baseline       Mean (SD) -1.4 (1.5) -0.9 (0.9) -1.3 (1.4) Mean spot AM FECa decreased while maintaining normal mean serum calcium

PaTH Forward OLE 10 Subjects without Complete Composite Endpoint at Month 6 One subject (randomized to placebo) withdrew for reasons unrelated to safety or efficacy of the study drug Four subjects excluded due to 24-hour urine sampling out of window (day 169–210): All four subjects were off active vitamin D and ≤500 mg of calcium supplements Three of four had normal 24-hour urine calcium and normal serum calcium Three 24-hour urine samples not prepared properly; redo samples were outside of window and were not received by data cutoff Two 24-hour urine samples were not received by laboratory Preliminary PaTH Forward OLE 6-month data.

Proportion of Subjects Achieving Composite Endpoint at Month 6 in PaTH Forward OLE Preliminary PaTH Forward OLE 6-month data. 1Subjects in this group switched from placebo at 4 weeks to TransCon PTH for the open-label portion of the trial. 2Percentage is based on the number of subjects who have data on all criteria at Month 6. The normal range for albumin-adjusted sCa is 8.3-10.6 mg/dL (2.07-2.64 mmol/L). The normal range for 24-hour urine calcium is defined as ≤250 mg/day for female, ≤300 mg/day for male.   TransCon PTH/ TransCon PTH (N=44) Placebo / TransCon PTH1 (N=15) All TransCon PTH (N=59) Number of Subjects Who Have Data on All Criteria at Month 6 39 10 49 Number of Subjects Meeting The Primary Endpoint Criteria at Month 6 29 6 35 Proportion (95% CI)2 74.4 (57.9, 87.0) 60.0 (26.2, 87.8) 71.4 (56.7, 83.4)   Number of Subjects Meeting Each Component: Albumin-adjusted sCa within the normal range 36 9 45 24-Hour urine calcium within normal range or ≥50% decrease from baseline 34 8 42 Not taking active vitamin D supplements 39 10 49 Taking ≤500 mg/day of calcium supplements 35 9 44 35 subjects met all criteria for response, and 14 subjects demonstrated partial response

PaTH Forward OLE Partial Responder Analysis at Month 6 Preliminary PaTH Forward OLE 6-month data. Green = meet response criteria. Yellow = did not meet response criteria. 1 Response criteria are normal serum calcium, off vitamin D, taking ≤500 mg calcium, and 24-hour urine calcium in the normal range or 50% reduction from baseline. Albumin-adjusted sCa 24-Hour Urine Calcium Calcium Dose Active Vitamin D Dose TransCon PTH Dose Partial Responder mg/dL mg mg/day µg/day µg/day Subject 1 9.5 256 0 0 18 Subject 2 9.3 196 600 0 15 Subject 3 9.3 307 0 0 21 Subject 4 8.4 441 3000 0 30 Subject 5 8.3 63 4000 0 30 Subject 6 8.2 35 70 0 18 Subject 7 9.4 269 0 0 18 Subject 8 9.32 288 0 0 15 Subject 9 8.92 422 500 0 18 Subject 10 8.48 79 2400 0 18 Subject 11 8.02 71 800 0 21 Subject 12 7.96 67 0 0 18 Subject 13 9.28 449 0 0 18 Subject 14 8.2 63 250 0 21 All 14 partial responders met two or more response criteria1 and 12 met three

PaTH Forward OLE Mean Serum Phosphate TransCon PTH subjects demonstrated consistent, sustained reductions in serum phosphate Preliminary PaTH Forward OLE 6-month data. Mean Serum Phosphate mg/dL (± SE) Weeks

PaTH Forward OLE Mean Serum Calcium-Serum Phosphate Product TransCon PTH demonstrated consistent, sustained reductions in calcium-phosphate product Preliminary PaTH Forward OLE 6-month data. Mean Albumin-Adjusted Calcium x Phosphate mg2/dL2 (± SE) Weeks

PaTH Forward OLE Change in SF-36® Health Survey Domain Mean Scores (SD) Preliminary PaTH Forward OLE 6-month data. Green: patients within normal range. (SD). *PF (physical functioning), RP (role physical), BP (bodily pain), SF (social functioning), MH (mental health), RE (role emotional), VT (vitality), GH (general health),PCS (physical component summary), MCS (mental component summary).    Placebo (n=15) Placebo Switch to TransCon PTH (n=15)  TransCon PTH (n=44)  All TransCon PTH (n=59) SF-36 domain* Baseline Week 4 6 Months Baseline Week 4 6 Months Baseline 6 Months PF 45 (11) 46 (14) 51 (7) 46 (9) 51 (6) 52 (5) 46 (10) 51 (6) RP 42 (10) 42 (14) 49 (11) 42 (10) 49 (8) 51 (6) 42 (10) 50 (7) BP 43 (11) 40 (16) 46 (10) 46 (10) 49 (8) 51 (9) 45 (10) 50 (9) GH 44 (10) 47 (11) 50 (7) 43 (10) 47 (8) 51 (9) 43 (10) 51 (8) VT 44 (12) 43 (12) 52 (10) 42 (11) 49 (9) 53 (8) 43 (11) 53 (8) SF 44 (11) 41 (15) 53 (5) 42 (10) 50 (8) 52 (6) 43 (10) 52 (6) RE 45 (12) 39 (16) 51 (7) 42 (13) 49 (10) 50 (8) 43 (13) 50 (7) MH 47 (9) 47 (11) 55 (5) 46 (9) 51 (8) 51 (8) 46 (9) 52 (7) PCS 43 (12) 44 (14) 48 (8) 45 (10) 49 (7) 51 (7) 44 (11) 50 (8) MCS 46 (10) 43 (12) 54 (6) 43 (11) 50 (9) 51 (8) 44 (11) 52 (8)

OLE starts OLE starts PaTH Forward OLE Mean P1NP and CTx Preliminary PaTH Forward OLE 6-month data. Procollagen 1N-Terminal Propeptide ng/mL (± SE) PaTH Forward patient population had expected low level of bone turnover at baseline and demonstrated at 6 months increased levels of anabolic and catabolic turnover Mean P1NP Type I Collagen C-Telopeptides ng/L (± SE) Mean CTx Weeks Weeks

OLE starts OLE starts PaTH Forward OLE % Change in Mean P1NP and CTx Preliminary PaTH Forward OLE 6-month data. At 6-month point, observed lower level of increase for anabolic compared to catabolic bone turnover % Change Procollagen 1N-Terminal Propeptide ng/mL (± SE) % Change in Mean P1NP % Change in Mean CTx % Change Type I Collagen C-Telopeptides ng/mL (± SE) Weeks Weeks

PaTHway Phase 3 Trial Design

PaTHway TRIAL

Double-blind, placebo-controlled trial with an open-label extension period
76[1] adults with chronic hypoparathyroidism randomized 3:1 (TransCon PTH:placebo)

Double-Blind Main period (26 weeks)		Open-Label Extension period (156 weeks)
10 weeks dose titration	16 weeks individualized dosing	Week 26
~ 57 TransCon PTH 18 mcg/day	TransCon PTH	TransCon PTH
~ 19 Placebo	Placebo	TransCon PTH

Primary Objective
Confirm treatment effect of TransCon PTH in adults with hypoparathyroidism

Key Eligibility Criteria

- Adults with chronic hypoparathyroidism (*i.e.* for at least 26 weeks)
- Age ≥18 years
- Reliant on calcitriol ≥0.50 mcg per day or alfacalcidol ≥1.0 mcg per day, **and** therapeutic elemental calcium ≥800 mg/day
- Serum calcium in normal (or just below normal) range: 7.8 – 10.6 mg/dL (1.96 – 2.64 mmol/L)
- No PTH or PTHrP therapy within 4 weeks prior to Screening

Countries Planned

- Europe (Germany, United Kingdom, Denmark, Norway, France, Italy, Hungary)
- North America (United States, Canada)

Primary Composite Endpoint at Week 26
Proportion of subjects with:

- Serum calcium in the normal range (8.3 – 10.6 mg/dL) ***and***
- Independence from active vitamin D ***and***
- Independence from calcium supplements[2]

Selected Secondary Endpoints at Week 26

- Proportion of subjects meeting the primary endpoint above ***and*** with normal 24-hour urine calcium excretion (or ≥50% reduction from baseline)
- Serum phosphate levels
- Hypoparathyroidism Patient Experience Scale measures
- 36-Item Short Form Survey (SF-36) measure

[1] Enrollment increased to 76 subjects to ensure evaluable data for 68.
[2] If needed to meet recommended dietary intake of calcium, it is permitted to take calcium supplements ≤600 mg/day as a nutritional supplement.

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Summary of TransCon PTH Update

- Preliminary phase 2 PaTH Forward OLE results at month 6*:
  - 86% of subjects had (1) normal serum calcium, (2) off active vitamin D and (3) taking ≤600 mg/day of calcium
  - 71% of subjects achieved composite endpoint of (1) normal serum calcium, (2) off vitamin D, (3) taking ≤500 mg calcium, and (4) 24-hour urine calcium in the normal range or 50% reduction from baseline
  - Mean scores for all summary and subdomains of SF-36 were normal for all TransCon PTH subjects at 6 months in PaTH Forward OLE
- IND amendment filed for phase 3 PaTHway Trial of TransCon PTH compared to placebo based on feedback from U.S. and European regulatory authorities
  - Randomized, double-blind, placebo-controlled trial of 76 adults (to ensure 68 evaluable subjects) with chronic hypoparathyroidism randomized 3:1 (TransCon PTH:placebo) with an open-label extension period
  - Primary composite endpoint of proportion of subjects with: (1) normal serum calcium, (2) off active vitamin D, and (3) taking ≤600 mg/day of calcium
- Regulatory filing to initiate European sites in phase 3 planned for later this year

*Preliminary PaTH Forward OLE 6-month data.

All product candidates are investigational. For investor communication only. Not for use in promotion or product commercialisation.

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